ProxyMed, Inc.
1854 Shackleford Court, Ste. 200
Norcross, Georgia 30093
April 12, 2007
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	ProxyMed, Inc. Form S-3 File No. 333-141892 Application for Withdrawal
Ladies and Gentlemen:
     Pursuant to Rule 477 under the Securities Act of 1933, as amended, ProxyMed, Inc. (the “Company”) hereby applies for an order granting the immediate withdrawal of its registration statement on Form S-3 (File No. 333-141892) filed on April 4, 2007 together with all amendments and exhibits thereto (collectively, the “Form S-3”).
     The Form S-3 was inadvertently tagged on EDGAR as a new Form S-3 filing rather than as a post-effective amendment to a prior filing. In fact the Form S-3 is a post-effective amendment No. 2 to Form S-1 on Form S-3 (File No. 333-131333). The Company will file a new post-effective amendment properly tagged pursuant to the EDGAR system as soon as reasonably practicable.
     The Form S-3 has not been declared effective and no shares have been sold pursuant to the Form S-3. Should you have any questions regarding the application for withdrawal, please do not hesitate to contact Adam Lenain, legal counsel to the Company, at 619-685-4604.

Sincerely,

By:	/s/ Peter E. Fleming

Peter E. Fleming, III ProxyMed, Inc. General Counsel